Consolidated Financial Statements

(Expressed in thousands of United States (U.S.) dollars)

(Prepared in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP))

CARDIOME PHARMA CORP.

Periods ended September 30, 2013 and 2012

(Unaudited)

CARDIOME PHARMA CORP.

Consolidated Balance Sheets

(Unaudited)

(Expressed in thousands of U.S. dollars, except share amounts)

(Prepared in accordance with U.S. GAAP)

	September 30, 2013	December 31, 2012

Assets
Current assets:
Cash and cash equivalents (note 6)	$17,283	$41,267
Accounts receivable	1,190	978
Inventories (note 7)	2,819	-
Prepaid expenses and other assets	710	771
	22,002	43,016

Property and equipment	220	271
Intangible assets	1,315	1,506
	$23,537	$44,793

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (note 8)	$3,346	$4,434
Current portion of long-term debt (note 9)	-	32,500
	3,346	36,934

Stockholders’ equity:
Common stock	262,439	262,439
Authorized - unlimited number with no par value
Issued and outstanding – 12,470,335 (2012 - 12,470,335) (note 10)
Additional paid-in capital	33,081	32,754
Deficit	(293,514)	(305,519)
Accumulated other comprehensive income	18,185	18,185
	20,191	7,859
	$23,537	$44,793

Related party transactions (note 13)

Contingencies (note 14)

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.

Consolidated Statements of Operations and Comprehensive Income (Loss)

(Unaudited)

(Expressed in thousands of U.S. dollars, except share and per share amounts)

(Prepared in accordance with U.S. GAAP)

	Three months ended		Nine months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Revenue:
Product revenues	$81	$-	$81	$-
Licensing and other fees	396	60	563	379
Research collaborative fees	-	3	-	326
	477	63	644	705
Cost of goods sold	47	-	47	-
	430	63	597	705
Expenses:
Research and development	31	449	436	5,632
Selling, general and administration	3,954	2,496	9,164	7,255
Restructuring (note 12)	-	9,036	(130)	10,005
Amortization	108	507	324	980
	4,093	12,488	9,794	23,872
Operating loss	(3,663)	(12,425)	(9,197)	(23,167)

Other income (expenses):
Interest income (expense)	7	(1,154)	34	(3,383)
Gain on settlement of debt (note 9)	-	-	20,834	-
Other income	163	181	491	489
Foreign exchange gain (loss)	(121)	(14)	(157)	2
	49	(987)	21,202	(2,892)
Net income (loss) and comprehensive income (loss) for the period	$(3,614)	$(13,412)	$12,005	$(26,059)
Income (loss) per common share(1)
Basic	$(0.29)	$(1.10)	$0.96	$(2.13)
Diluted	(0.29)	(1.10)	0.96	(2.13)
Weighted average common shares outstanding(1)
Basic	12,470,335	12,225,818	12,470,335	12,225,818
Diluted	12,470,335	12,225,818	12,527,346	12,225,818

(1)	Basic and diluted income (loss) per common share is based on the weighted average number of common shares outstanding during the period, which has been adjusted retroactively to reflect the effects of the one-for-five share consolidation (note 10).

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.

Consolidated Statements of Stockholders’ Equity

(Unaudited)

(Expressed in thousands of U.S. dollars)

(Prepared in accordance with U.S. GAAP)

For the nine months ended September 30, 2013	Common stock	Additional paid-in capital	Deficit	Accumulated other comprehensive income	Total stockholders’ equity
Balance at December 31, 2012	$262,439	$32,754	$(305,519)	$18,185	$7,859
Net Income	-	-	12,005	-	12,005
Stock-based compensation expense recognized	-	327	-	-	327
Balance at September 30, 2013	$262,439	$33,081	$(293,514)	$18,185	$20,191

For the nine months ended September 30, 2012	Common stock	Additional paid-in capital	Deficit	Accumulated other comprehensive income	Total stockholders’ equity
Balance at December 31, 2011	$262,097	$32,208	$(287,204)	$18,185	$25,286
Net loss	-	-	(26,059)	-	(26,059)
Stock-based compensation expense recognized	-	465	-	-	465
Balance at September 30, 2012	$262,097	$32,673	$(313,263)	$18,185	$(308)

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.

Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in thousands of U.S. dollars)

(Prepared in accordance with U.S. GAAP)

	Three months ended		Nine months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Cash flows from operating activities:
Net income (loss) for the period	$(3,614)	$(13,412)	$12,005	$(26,059)
Items not affecting cash:
Amortization	108	507	324	980
Stock-based compensation	111	160	327	465
Deferred leasehold inducement	-	(504)	-	(561)
Gain on settlement of debt (note 9)	-	-	(20,834)	-
Unrealized foreign exchange loss (gain)	127	(38)	151	(77)
Impairment of property and equipment	-	711	-	716
Other	(10)	-	(22)	-
Changes in operating assets and liabilities:
Accounts receivable	(663)	809	(210)	551
Inventories	(19)	-	(2,819)	-
Prepaid expenses and other assets	114	(84)	(4)	153
Accounts payable and accrued liabilities	1,404	4,845	116	4,036
Net cash used in operating activities	(2,442)	(7,006)	(10,966)	(19,796)

Cash flows from investing activities:
Purchase of property and equipment	(13)	(21)	(26)	(111)
Purchase of intangible assets	(16)	(68)	(56)	(203)
Net cash used in investing activities	(29)	(89)	(82)	(314)

Cash flows from financing activities:
Proceeds from sale of property and equipment	8	-	87	-
Proceeds from draws of long-term debt	-	-	-	25,000
Repayment of long-term debt (note 9)	-	-	(13,000)	-
Net cash provided by (used in) financing activities	8	-	(12,913)	25,000

Effect of foreign exchange rate changes on cash and cash equivalents	39	40	(23)	87
Increase (decrease) in cash and cash equivalents during the period	(2,424)	(7,055)	(23,984)	4,977
Cash and cash equivalents, beginning of period	19,707	60,676	41,267	48,644
Cash and cash equivalents, end of period	$17,283	$53,621	$17,283	$53,621

Supplemental cash flow information:
Interest paid	$-	$1	$-	$2,238
Interest received	7	6	34	13

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the three and nine months ended September 30, 2013 and 2012

1.	Basis of presentation:

These unaudited interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP) and are presented in U.S. dollars. They include all adjustments consisting solely of normal, reoccurring adjustments necessary for fair presentation of the periods presented. These unaudited interim consolidated financial statements do not include all note disclosures required by U.S. GAAP on an annual basis, and therefore should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2012 filed with the appropriate securities commissions. The results of operations for the three and nine month periods ended September 30, 2013 and 2012 are not necessarily indicative of the results for the full year.

The Company has financed its cash requirements primarily from share issuances, payments from research collaborators, licensing fees and draws from a credit facility that was available under the Company’s collaborative agreements (note 9). The Company’s ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time. As a result, in the future it may be necessary for the Company to raise additional funds. These funds may come from sources such as entering into strategic collaboration arrangements, the issuance of shares from treasury, or alternative sources of financing. However, there can be no assurance that the Company will successfully raise funds to continue the development and commercialization of vernakalant and our operational activities.

2.	Changes in or adoption of significant accounting policies:

(a) FASB Amendments

In February 2013, the Financial Accounting Standards Board (FASB) issued amendments to the accounting guidance for presentation of comprehensive income, requiring an entity to provide additional information about reclassifications of accumulated other comprehensive income. The amendments, which are effective prospectively for reporting periods beginning after December 15, 2012, do not change the current requirements for reporting net income or other comprehensive income. On January 1, 2013, the Company prospectively adopted the amendments. The adoption of these amendments did not have a material impact on the presentation of the Company’s result of operations for the periods presented.

(b) Inventories

In June 2013, pursuant to the Debt Settlement Agreement (note 9) and the Transition Agreement (note 11) with Merck, the Company purchased $2.8 million of work in process inventories including unlabeled vials and active pharmaceutical ingredients for vernakalant (IV). As a result, the Company adopted a new accounting policy for measuring these inventories.

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CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the three and nine months ended September 30, 2013 and 2012

2.	Changes in or adoption of significant accounting policies (continued):

(b) Inventories (continued)

Inventories consist of finished goods and unfinished product (work in process) and are valued at the lower of cost and net realizable value, determined on a first-in-first-out basis, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(c) Revenue recognition

Product revenues

On September 16, 2013, the transfer of commercialization responsibility from Merck to the Company was completed in the European Union (EU) and the Company began supplying BRINAVESS™ under its own trade dress (note 11). As a result, the Company adopted new accounting policies for recognizing revenues from product sales and providing for amounts uncollectible from customers.

Revenue from sales of products is recognized upon the later of transfer of title or upon shipment of the product to the customer, so long as persuasive evidence of an arrangement exists, the sales price is fixed or determinable, collectability is reasonably assured and title and delivery has occurred. Provisions for discounts and sales returns are provided for in the same period the related sales are recorded.

(d) Allowance for doubtful accounts receivable

The Company estimates an allowance for doubtful accounts receivable primarily based on the credit worthiness of customers, aging of receivable balances and general economic conditions. Amounts later determined and specifically identified to be uncollectible are charged against this allowance.

3.	Future changes in accounting policies:

In March 2013, the FASB issued amendments on foreign currency matters relating to a parent’s accounting for the cumulative translation adjustment upon de-recognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. The amendments clarify the applicable guidance for the release of the cumulative translation adjustment (CTA) under current U.S. GAAP. These amendments will be effective prospectively for reporting periods beginning after December 15, 2013. The Company does not expect the adoption of the amendments to have a material impact on the Company’s financial position or results of operations.

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CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the three and nine months ended September 30, 2013 and 2012

4.	Financial instruments:

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities. The fair values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate carrying values because of their short-term nature.

5.	Impairment of long-lived assets:

During the three and nine months ended September 30, 2013, the Company did not record any impairment charges as part of restructuring expenses (note 12). Amounts recorded for the three and nine months ended September 30, 2012 were $711 and $716, respectively.

6.	Cash and cash equivalents:

At September 30, 2013, cash equivalents included approximately $205 (December 31, 2012 -$264) of restricted cash relating to term deposits which are pledged as collaterals for a bank guarantee for value-added tax liabilities and the corporate credit card facility. Average interest rates on these term deposits range from 0.01% to 1.10%.

7.	Inventories:

	September 30,	December 31,
	2013	2012

Finished goods	$71	$-
Work in process	2,748	-

	$2,819	$-

In June 2013, pursuant to the Debt Settlement Agreement between the Company and Merck Sharp and Dohme Corp. (formerly Merck & Co, Inc.) (Merck) (note 9), the Company purchased $2.8 million of work in process inventories including unlabeled vials and active pharmaceutical ingredients for vernakalant (IV).

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CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the three and nine months ended September 30, 2013 and 2012

8.	Accounts payable and accrued liabilities:

Accounts payable and accrued liabilities comprise:

	September 30,	December 31,
	2013	2012

Trade accounts payable	$1,701	$1,045
Accrued contract research	148	447
Employee-related accruals	1,011	808
Restructuring (note 12)	31	567
Interest payable	-	1,334
Other accrued liabilities	455	233

	$3,346	$4,434

9.	Long term debt:

On February 28, 2013, the debt settlement agreement dated December 10, 2012, and amended on December 31, 2012, between the Company and Merck (the “Debt Settlement Agreement”), was further amended allowing the Company to pay the balance of the debt settlement amount prior to March 31, 2013. On March 1, 2013, the Company paid the remaining $13 million of the $20 million agreed-upon debt settlement payment, extinguishing all outstanding debt obligations to Merck. The Company recorded a gain on debt settlement of $20,834 for the three months ended March 31, 2013. With this final payment, all outstanding debt obligations are extinguished and Merck has released and discharged the collateral security taken in respect of the advances under the line of credit.

10.	Stockholders’ equity:

On April 12, 2013, the Company’s common shares were consolidated on a one-for-five basis. All shares and per share amounts in these consolidated financial statements have been adjusted retroactively for all periods presented to reflect the effects of the share consolidation.

11.	Collaborative agreements:

Pursuant to two collaboration and license agreements with Merck (the “Collaboration Agreements”), the Company granted Merck exclusive global rights for the development and commercialization of vernakalant (IV) and vernakalant (oral).

On March 19, 2012, the Company announced Merck’s decision to discontinue further development of vernakalant (oral).

On September 25, 2012, Merck gave notice to the Company of its termination of both collaboration and license agreements.

5

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the three and nine months ended September 30, 2013 and 2012

11.	Collaborative agreements (continued):

On April 24, 2013, the Company entered into a Transition Agreement with Merck (the “Transition Agreement”) to amend and supplement the provisions of the Collaboration Agreements governing their rights and responsibilities in connection with the termination of the Collaboration Agreements and the transfer of rights to, and responsibilities for, vernakalant. Pursuant to the Transition Agreement, the Company took responsibility for worldwide sales, marketing, and promotion of vernakalant (IV) on April 24, 2013 immediately upon signing of the agreement. Regulatory product rights and product distribution responsibility are expected to transfer to the Company upon transfer of the marketing authorization in the relevant countries.

On June 27, 2013, the European Commission approved the transfer of the centrally-approved marketing authorization for BRINAVESS from Merck. The Company is now the new marketing authorization holder for BRINAVESS in the member states of the European Union (EU). With the completion of this transfer, commencing July 1, 2013, royalties on sales and the promotional services fee the Company previously received from Merck ceased and the Company began benefiting from all sales of BRINAVESS throughout the world.

On September 16, 2013, the Company announced the completion of the transfer from Merck to the Company of commercialization responsibility for BRINAVESS in the EU and the transfer of responsibility to complete the post-marketing study for BRINAVESS. The Company is now supplying BRINAVESS under its own trade dress in the EU.

12.	Restructuring:

In March and July of 2012, the Company reduced its workforce, exited redundant leased facilities and terminated certain contracts. The workforce reduction initiative was completed in 2012, with the related liability substantially paid out in the first quarter of 2013. The majority of the liability associated with idle-use expense and other charges, which related to redundant leased facilities, is expected to be settled by the end of the first quarter of 2014.

The following table summarizes the provisions related to the restructuring for the period ended September 30, 2013:

	Employee termination benefits	Idle-use expense and other charges	Total

Balance at December 31, 2012	320	247	567
Revisions to prior accruals	(12)	(118)	(130)
Payments made	(308)	(31)	(339)
Non-cash items	-	(67)	(67)
Balance at September 30, 2013	-	31	31

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CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the three and nine months ended September 30, 2013 and 2012

13.	Related party transactions:

The Company did not enter into any material related party transactions during the three or nine months ended September 30, 2013.

14.	Contingencies:

(a)	The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

(b)	The Company entered into indemnification agreements with all officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

(c)	The Company has entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These indemnification provisions generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

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